UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of:     June 2011
Commission File Number:  ....001-10691.......

Diageo plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                                                                          Form 20-F ☒                                             Form 40-F ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to  Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                                                         Yes  ☐                                                         No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 30 June 2011

Information	Required by/when

Public Announcements/Press	The Stock Exchange, London

Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (01 June 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (15 June 2011)
Announcement Mr Walsh informs the Company of his beneficial interests. (03 June 2011)	Announcement Ms Mahlan informs the Company of her beneficial interests. (16 June 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (03 June 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (17 June 2011)
Announcement Company announces purchase of Kenya Breweries Limited shares. (06 June 2011)	Announcement Mr Anderson, a PDMR, informs the Company of his beneficial interests. (22 June 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (06 June 2011)	Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (24 June 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (08 June 2011)	Announcement Company announces Chinese White Spirits regulatory approval. (27 June 2011)
Announcement
Company notified of transactions in respect of the Diageo Share Incentive Plan and Mr Walsh and PDMRs inform the Company of their interests therein.
Dr Humer and Mr Millian, a PDMR, inform the Company of their beneficial interests.
(10 June 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (29 June 2011)
Announcement Company releases shares from treasury to satisfy grants made under employee share plans. (10 June 2011)	Announcement Company announces total voting rights. (30 June 2011)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

Date: 14 July 2011	By: /s/ C Kynaston
Name: C Kynaston
Title: Assistant Company Secretary

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:38 01-Jun-2011
Number	11437-A25F

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 16,482 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,479,876 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,521,219.

J Nicholls

Deputy Company Secretary

1 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	12:21 03-Jun-2011
Number	11221-4557

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Paul Walsh, a director, exercised an option on 3 June 2011 over 100,000 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 11 October 2002 at a price per share of £7.59 under the Company's Senior Executive Share Option Plan ("SESOP").

Mr Walsh subsequently sold 99,000 Ordinary Shares on 3 June 2011, at a price per share of £13.00. Mr Walsh retains the balance of 1,000 Ordinary Shares.

As a result of the above transactions, the interests of Mr Walsh in the Company's Ordinary Shares (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) have increased to 667,332.

J Nicholls

Deputy Secretary

3 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:35 03-Jun-2011
Number	11435-8C91

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 146,344 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,333,532 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,667,563.

J Nicholls

Deputy Company Secretary

3 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Purchase of Kenya Breweries Limited shares
Released	07:00 06-Jun-2011
Number	8856H07

RNS Number : 8856H
Diageo PLC
06 June 2011

6 June 2011

Purchase of Kenya Breweries Limited shares and termination of SABMiller Brewing and Distribution Agreement

Diageo plc announces that its subsidiary East African Breweries Limited (EABL) has agreed to purchase all of SABMiller Africa BV's 20% shareholding in Kenya Breweries Limited (KBL) for cash consideration of the US dollar equivalent of 19,528,062,600 Kenyan Shillings at completion (which if calculated using the mean average rate of exchange quoted by the Central Bank of Kenya on 3 June 2011 would be approximately USD 225 million), subject to EABL disposing of its 20% shareholding in Tanzania Breweries Limited by way of public offer through the Dar-es-Salaam Stock Exchange.

KBL has also agreed to terminate a Brewing and Distribution Agreement with SABMiller International BV and will cease to distribute SABMiller's brands in Kenya after a short transitional period.

Ends

Forward-looking statements

This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including overall market trends, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS, the company news service from the London Stock Exchange.

Further Information:

Investor enquiries to:	Nick Temperley	+44 (0)20 8978 4223

	Kelly Padgett	+1 202 715 1110

Investor.relations@diageo.com

Media enquiries to:	Kirsty Flockhart	+44 (0) 20 8978 6855

	Rowan Pearman	+44 (0) 20 8978 4751

media.comms@diageo.com

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:02 06-Jun-2011
Number	11402-6292

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 4,863 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,328,669 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,672,426.

J Nicholls

Deputy Company Secretary

6 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	13:53 08-Jun-2011
Number	11352-906B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 15,690 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,312,979 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,688,116.

J Nicholls

Deputy Company Secretary

8 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	14:52 10-Jun-2011
Number	11451-EFF4

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1. It received notification on 10 June 2011 of the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 10 June 2011 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares

PS Walsh	14

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 10 June 2011 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares

N Blazquez	15

S Fletcher	14

D Gosnell	14

J Grover	14

A Morgan	14

G Williams	14

I Wright	14

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £12.90.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2. It received notification on 10 June 2011 from Dr FB Humer, a director of the Company, that he had purchased 642 Ordinary Shares on 10 June 2011 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £12.90.

3. it received notification on 30 June 2011 that Randy Millian, a PDMR, exercised options on 8 June 2011 over 12,894 American Depository Shares in the Company ("ADS")* granted on 11 October 2002 at a price per share of $47.31 under the Diageo Share Option Plan and subsequently sold 12,765 ADS at a price per share of $83.12. Mr Millian retains the balance of 129 ADS.

As a result of the above transactions, interests of directors and PDMRs in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares

Dr FB Humer	32,386

PS Walsh	667,346

Name of PDMR	Number of Ordinary Shares

N Blazquez	51,377

S Fletcher	95,053

D Gosnell	72,572

J Grover	154,533

A Morgan	150,421

G Williams	183,865 (of which 6,288 are held as ADS)

I Wright	25,219

Name of PDMR	Number of ADS

R Millian	10,572

J Nicholls

Deputy Company Secretary

10 June 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	15:05 10-Jun-2011
Number	11458-7E82

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 22,708 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,290,271 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,710,824.

J Nicholls

Deputy Company Secretary

10 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:43 15-Jun-2011
Number	11442-372B

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 6,440 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,283,831 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,717,264.

J Nicholls

Deputy Company Secretary

15 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	15:12 16-Jun-2011
Number	11512-F1AE

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") reports that it received notification on 16 June 2011 that Deirdre Mahlan, a director, exercised options on 15 June 2011 over 12,000 American Depository Shares in the Company ("ADS")* granted on 20 September 2005 at a price per ADS of $59.40 under the Diageo Share Option Plan.
Ms Mahlan retains the 12,000 ADS.

As a result of the above transaction, Ms Mahlan's interests in the Company's Ordinary Shares and ADS (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) have increased to 20,901 ADS.

J Nicholls

Deputy Secretary

16 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:25 17-Jun-2011
Number	11424-7993

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 8,361 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,275,470 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,725,625.

J Nicholls

Deputy Company Secretary

17 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Director/PDMR Shareholding
Released	16:46 22-Jun-2011
Number	11645-79A9

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification today that Ron Anderson, a person discharging managerial responsibilities ("PDMR"), exercised an option on 22 June 2011 over 41,427 ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") granted on 18 September 2007 at a price per share of £10.51 under the Company's Senior Executive Share Option Plan ("SESOP").

Mr Anderson subsequently sold 41,427 Ordinary Shares on 22 June 2011, at a price per share of £12.64.

As a result of the above transactions the interests of Mr Anderson in the Company's Ordinary Shares and American Depositary Shares ("ADS") (excluding options, awards under the Company's LTIPs and interests as a potential beneficiary of the Company's Employee Benefit Trusts) are 84,484 (of which 9,584 are held as ADS*).

J Nicholls

Deputy Secretary

22 June 2011

*1 ADS is the equivalent of 4 Ordinary Shares.

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:35 24-Jun-2011
Number	11434-9074

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 95,475 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,179,995 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,821,100.

J Nicholls

Deputy Company Secretary

24 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Diageo Chinese White Spirits regulatory approval
Released	14:07 27-Jun-2011
Number	1811J14

RNS Number : 1811J
Diageo PLC
27 June 2011

27 June 2011

Diageo gains regulatory approval for majority shareholding in Joint Venture Chinese White Spirits Company. Approval now sought to launch the Mandatory Tender Offer.

Chinese regulators have approved Diageo's acquisition of an additional 4% stake (the "4% transfer") in Sichuan Chengdu Quanxing Group Company Ltd. ("Quanxing") from Chengdu Yingsheng Investment Holding Co., Ltd ("Yingsheng").  Steps are now being taken to complete the 4% transfer for a consideration of about RMB 140 million (£13 million).  Once completed, this 4% transfer will bring Diageo's holding in Quanxing to 53%. Quanxing is currently the largest shareholder of Sichuan Shuijingfang Co., Ltd. ("ShuiJingFang") which is listed on the Shanghai Stock Exchange.

Diageo is now seeking approval from the China Securities Regulatory Commission ("CSRC") to launch the required mandatory tender offer ("MTO") for the outstanding shares of ShuiJingFang, in which Quanxing holds a 39.7% stake. Diageo expects to receive the CSRC approval in due course.

Once the CSRC approval has been received, Diageo will immediately launch the MTO for the outstanding shares of ShuiJingFang in accordance with Chinese takeover regulations. The MTO price of RMB 21.45 per share has been set at the minimum price permitted by Chinese takeover regulations. Were all other ShuiJingFang shareholders to accept the MTO, the maximum amount payable would be approximately RMB 6.3 billion (£609 million). As required by Chinese law, 20% of the maximum amount payable has already been deposited with the China Securities Depository Clearing Corporation. Diageo will fund the MTO through its diversified financing sources and strong global cash generation.  Further announcements at the launch of the MTO and of the results of the MTO will be made in due course.

Separately, subject to the right opportunities becoming available, Diageo has agreed to facilitate financing for Quanxing of up to approximately RMB 2 billion (£193 million) for the development of its main business.

Paul Walsh, Chief Executive of Diageo, commented: 'I am delighted that Diageo's application to increase its investment in Quanxing has been approved by the Chinese authorities. We look forward to working with our Chinese partners to further develop the ShuiJingFang brand both domestically and overseas.

'We are privileged to have the unique opportunity to participate at scale in super premium Chinese white spirits, one of the largest, fastest growing spirits segments in the world. I am appreciative of the vote of confidence Diageo has received from the Chinese authorities and the tremendous support we have had from our own government as we seek opportunities for growth in our business.'

A spokesman for Diageo's Chinese business partner, Yingsheng, commented: 'I am very pleased that Diageo has received Chinese government approval for its increased investment in Quanxing.  We look forward to working even more closely with our partners at Diageo to build a world-class Chinese 'bai jiu' business.  I am sure that with Diageo's support, ShuiJingFang will become the world's leading 'bai jiu' brand in international markets.  I am grateful for the strong support we have had from the Chinese central authorities and the Sichuan provincial government.'

Gilbert Ghostine, President of Diageo Asia Pacific said: 'We are thrilled with the opportunity we have been given to increase our investment in ShuijingFang and to deepen our partnership with the Quanxing Group.  I am confident that we have chosen the best possible partner in super-premium Chinese white spirits and look forward to working with them  as we grow our position in this exciting category.'

Vermilion Partners acted as lead adviser to Diageo.  UBS Investment Bank and CITIC Securities also advised on the transaction.

ENDS

Investor enquiries:
Nick Temperley	+44 (0)20 8978 4223
Sarah Paul	+44 (0)20 8978 4326
Angela Ryker Gallagher	+ 44(0)208 978 4911
investor.relations@diageo.com

Media enquiries:
Stephen Doherty	+44 (0)20 8978 2528
Rowan Pearman	+44 (0)20 8978 4751
Media.comms@diageo.com

Notes to editors:
ShuiJingFang is the fourth largest super premium Chinese white spirits brand by volume in China. The company is currently listed on the Shanghai Stock Exchange (600779).
Diageo made its first 43% investment in Quanxing in February 2007 and increased its shareholding to 49% in July 2008. Since then, Diageo has begun distributing the ShuiJingFang portfolio across South East Asia, Korea and Australia and has also launched the super premium vodka Shanghai White in Hong Kong, Macau and select duty free outlets.
The maximum consideration payable in the MTO of £609 million is calculated as follows: offer price x maximum number of shares that can be tendered / by GBP/RMB exchange rate: RMB 21.45 x 294.5 million shares/10.37 being the current exchange rate. The MTO price is the regulatory minimum price set at the arithmetic average of the volume weighted average price for each of the 30 trading days prior to the Indicative Announcement made on 1 March 2010.
Vermilion Partners Limited is a leading, independent, cross-border investment banking advisory firm in China.  www.vermilion-partners.com
Available documents
ShuiJingFang shareholders are urged to read any documents regarding the MTO as they become available, because they will contain important information about the offer. Investors will be able to obtain a copy of such documents from ShuiJingFang's website: http://www.swellfun.com.
Forward-looking statements
This document contains 'forward-looking statements'. These statements can be identified by the fact that they do not relate only to historical or current facts. In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook and projections with respect to future matters, including overall market trends, the availability or cost of financing to Diageo, anticipated cost savings or synergies, the completion of Diageo's strategic transactions and general economic conditions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control. All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the 'risk factors' contained in Diageo's annual report on Form 20-F for the year ended 30 June 2010 filed with the US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. The information in this announcement does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any invitation or inducement to engage in any other investment activities. Past performance cannot be relied upon as a guide to future performance.

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Diageo PLC
TIDM	DGE
Headline	Transaction in Own Shares
Released	14:58 29-Jun-2011
Number	11457-9E87

TO:	Regulatory Information Service

PR Newswire

RE:	PARAGRAPH 12.6.4 OF THE LISTING RULES

Diageo plc - Transaction in Own Shares

Diageo plc (the "Company") announces that today, it released from treasury 33,955 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), to satisfy grants made under employee share plans. The average price at which these Ordinary Shares were released from treasury was 1,002.73 pence per share.

Following this release, the Company holds 250,146,040 Ordinary Shares as treasury shares and the total number of Ordinary Shares in issue (excluding shares held as treasury shares) is 2,503,855,055.

J Nicholls

Deputy Company Secretary

29 June 2011

Company	Diageo PLC
TIDM	DGE
Headline	Total Voting Rights
Released	10:20 30-Jun-2011
Number	11020-4363

TO:	Regulatory Information Service

PR Newswire

RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital consists of 2,754,001,095 ordinary shares of 28 101/108 pence each ("Ordinary Shares") with voting rights, which includes 250,146,040 Ordinary Shares held in Treasury.

Therefore, the total number of voting rights in the Company is 2,503,855,055 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

J Nicholls

Deputy Company Secretary

30 June 2011